Filed by: Viacom Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                                    Subject Company: Viacom Inc.
                                                 Commission File No.: 333-128821

                                               Subject Company: New Viacom Corp.
                                              Commission File No.: 333-128821-01



                  CARL D. FOLTA NAMED EXECUTIVE VICE PRESIDENT,
            OFFICE OF THE CHAIRMAN FOR NEW VIACOM AND CBS CORPORATION

        Newly Created Position to Commence Following Separation of Viacom

NEW YORK, December 1, 2005--Sumner M. Redstone, Chairman and Chief Executive Officer of Viacom Inc. (NYSE: VIA and VIA.B), announced today that Carl D. Folta will assume the newly created role of Executive Vice President of the Office of the Chairman in 2006, following the separation of the organization into two publicly traded companies. Mr. Folta will serve as chief representative of the Chairman and a corporate officer of both companies, reporting directly to Mr. Redstone, who will continue as Chairman and controlling shareholder of the two new companies. Mr. Folta is currently Executive Vice President of Corporate Relations for Viacom, a position he has held since November 2004.

In his new, expanded role, Mr. Folta will be responsible for overseeing communications and administration for the Office of the Chairman, in consultation with the Boards of Directors for both new Viacom and CBS Corporation. He will serve as senior advisor and spokesperson for the Chairman, with responsibility for strategic positioning and outreach to all internal and external audiences, including the media, the investment community and U.S. and international government officials. Mr. Folta will also be responsible for directing the companies' joint KNOW HIV/AIDS initiative. Additionally, Mr. Folta will work closely with Tom Freston and Leslie Moonves, who will become Chief Executive Officers of new Viacom and CBS Corporation, respectively, and with the senior staffs of both companies.

 "Carl has been a trusted advisor to me and a key contributor to Viacom's success for more than a decade," Mr. Redstone said. "He has deftly managed Viacom's communications activities both in the U.S. and around the world during a period of momentous change. That is why I couldn't be happier to announce his important new role, which recognizes his deep knowledge


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of our businesses and ensures that both new Viacom and CBS Corporation will continue to benefit from his experience and strategic counsel. Tom, Les and I look forward to working with Carl as we launch these two great companies and chart independent and uniquely promising courses that will benefit current and future shareholders."

In his current role as Executive Vice President, Corporate Relations, Mr. Folta is responsible for Viacom's overall communications activities, both internal and external, as well as the coordination of communications at the Company's operations. He serves as Viacom's chief spokesperson and works closely with the Company's Investor Relations department in developing financial presentations for all financial press. He also oversees the Company's media relations activities for industry issues and public affairs, including regulatory, legislative and legal issues. Mr. Folta is a founding member of Viacom's Marketing Council, which comprises the Company's top marketers and creates cross-promotional campaigns for Viacom brands and properties.

In addition, Mr. Folta manages the Company's corporate philanthropy, public affairs and corporate events functions. He was responsible for the creation and launch of KNOW HIV/AIDS, Viacom's Emmy and Peabody Award-winning cross-platform public education campaign to eradicate ignorance about HIV/AIDS. Created in partnership with the Henry J. Kaiser Family Foundation, a leader in health information and research, the multi-year campaign, now in its third year, involves the creation and dissemination of awareness and prevention messages via television, radio and outdoor PSAs; television and radio programming; as well as online and print resources. Every Viacom division is involved in the campaign, which harnesses the power of Viacom's creative and ad platform assets, and includes ad placements valued at more than $250 million in 2005, and more than $600 million since its launch.

Mr. Folta, 48, moved to his current role from his previously held position as Senior Vice President, Corporate Relations. He joined Viacom in April 1994 as Vice President, Corporate Relations, from Paramount Communications Inc., where he served in various communications posts of increasing responsibility since his 1984 hire. Mr. Folta received a B.S. in 1980 from Boston University's College of Communications and was presented with the school's Distinguished Alumni Award in 1998. He serves on the board of the International Radio and Television Society.

Viacom is a leading global media company, with preeminent positions in broadcast and cable television, radio, outdoor advertising, and online. With programming that appeals to audiences


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in every demographic category across virtually all media, the Company is a leader in the creation, promotion, and distribution of entertainment, news, sports, music, and comedy. Viacom's well-known brands include CBS, MTV, Nickelodeon, Nick at Nite, VH1, BET, Paramount Pictures, Infinity Broadcasting, Viacom Outdoor, UPN, TV Land, Comedy Central, CMT: Country Music Television, King World, Spike TV, Showtime, Paramount Parks, and Simon & Schuster. More information about Viacom and its businesses is available at www.viacom.com.

Earlier this year, the Company announced it would be separating its businesses into two publicly traded companies, and expects the transaction will likely be completed by the end of 2005. The new Viacom will include MTV Networks (MTV, VH1, Nickelodeon, Nick at Nite, Comedy Central, CMT: Country Music Television, Spike TV, TV Land and many other networks around the world), BET, Paramount Pictures, Paramount Home Entertainment and Famous Music. CBS Corporation will consist of the CBS Television Network, UPN, Infinity Broadcasting, Viacom Outdoor, Viacom Television Stations Group, Paramount Television, King World, Simon & Schuster, Showtime and Paramount Parks.

Information About the Transaction
This release contains information relating to the proposed separation of Viacom into two publicly traded companies. In connection with the proposed transaction, Viacom has filed a Registration Statement on Form S-4, as amended, with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read the Registration Statement and related materials that are filed with the SEC because they contain important information about the proposed transaction. Investors and security holders may obtain copies of these documents, and other documents containing information about Viacom, without charge, at the SEC's website at www.sec.gov and through Viacom's Investor Relations at Investor.Relations@viacom.com.

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